October 16, 2008

Via EDGAR and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549-1103

Re:	BioMarin Pharmaceutical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 0-26727

Dear Mr. Rosenberg:

We are writing in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 7, 2008 (the “Comment Letter”), with respect to BioMarin Pharmaceutical Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q”).

Set forth below are the Company’s responses to the Staff’s comments. We have recited the comments set forth in the Comment Letter in italicized, bold type and have followed each comment with the Company’s response thereto. Our responses have been numbered to correspond to the numbers assigned to each of the Staff’s comments in the Comment Letter.

Form 10-K For the Fiscal Year Ended December 31, 2007

Exhibits 31: Certifications

1.	Please represent to us that you will revise your certifications in all future filings to provide the wording exactly as require by Item 601(b)(31) of Regulation S-K. In this regard, please remove the officer’s title from your introductory sentence.

Response

In response to the Staff’s comment, the Company will revise its certifications in all future filings to provide the wording exactly as required by Item 601(b)(31) of Regulation S-K.

Form 10-Q For the quarterly period ended June 30, 2008

Financial Statements

Note 2(o) Reclassifications and Adjustments

2.	You disclose the correction of an error recorded in the second quarter of 2008 related to sales taxes associated with inventory and property, plant and equipment purchased between April 2007 and March 2008. You indicate that you improperly expensed a total of $1.2 million of these sales taxes at the time of purchase and that the impact of the correcting adjustment to capitalize these taxes was not material to prior periods or to the expected results for the year ended December 31, 2008. Please provide us your analysis of the materiality of this adjustment by period. Please ensure that this analysis addresses both quantitative and qualitative factors, such as analyst consensus expectations as indentified in SAB Topic 1:M1.

Response

In response to the Staff’s comment, our analysis of the materiality of the sales tax expense correction to the historical periods and the projected full year ending December 31, 2008 included the following:

Quantitative Factors (in thousands):

Historical Period	Overstatement of Operating Expenses*	Percentage of Net Income (Loss)*	Percentage of Total Revenues	Percentage of Total Operating Expenses	Percentage of Total Assets
Q2 2007	$255	(6.6%)	0.9%	0.6%	0.03%
Q3 2007	$258	(4.9%)	1.0%	0.6%	0.06%
Q4 2007	$277	10.8%	0.6%	0.5%	0.1%
2007	$790	(5.0%)	0.7%	0.4%	0.1%
Q1 2008	$385	22.8%	0.6%	0.6%	0.14%
2008 Projected	$790	2.6%	0.3%	0.3%	N/A

*	The effect of the adjustment on basic and diluted earnings (loss) per share was less than $0.01 for all periods presented.

Based on the disproportionate amounts of net income to the gross income statement components for certain periods above and the second quarter of 2008, the Company believes that net income alone is not the most appropriate basis under which to evaluate materiality, and total revenues and total operating expenses more accurately reflect the magnitude of the error correction in proportion to the income statement on the whole. Also, as the historical errors also affected the balance sheet amounts of inventory and fixed assets, the Company also analyzed the amount of the misstatements as compared to total assets.

Qualitative Factors:

SAB Topic 1: M1 Factors	Company Assessment for All Periods Noted Above
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The amount does not require judgment or estimation.

Whether the misstatement masks a change in earnings or other trends.	No, the misstatement does not mask a change in earnings or other trends due to relatively small size of the adjustment as compared to the Company’s total revenue and expenses as well as net income.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	No, the misstatements due to the sales tax correction did not hide a failure to meet analyst’s consensus expectations for the periods included above. For all periods discussed above where the Company’s actual results met or exceeded analyst consensus expectations, adjusting for the effect of the sales tax error in any of those periods would only serve to further exceed these consensus expectations. With respect to the full year ending December 31, 2008 projected results, the Company does not expect the sales tax error correction to hide a failure to meet analyst consensus expectations.

Whether the misstatement changes a loss into income or vice versa.	No.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	Not applicable due to the Company operating in a single segment and the nature of the error being of an administrative nature.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	No.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	No, the Company has no such loan covenants or contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The misstatement had no effect on management compensation for 2007. In 2008, the Company’s corporate incentive compensation plan includes a variable component if operating income exceeds the corporate target, up to a certain limit. Due to this variable component of the incentive compensation plan and the fact that the adjustment affected operating income, the correction of the error in 2008 may increase management compensation, however the amount is de minimus.

Whether the misstatement involves concealment of an unlawful transaction.	No.

Based on the analysis above, the Company concluded that the misstatement due to the erroneous expense recognition of sales tax related to inventory and fixed assets to be immaterial for all prior periods (using both the rollover and iron curtain approaches) and for the projected financial results for the full year ending December 31, 2008, and that revision of the prior period financial statements was not required.

This conclusion was discussed with KPMG’s National Office who concurred.

3.	Although your adjustment to correct the sales tax error may not be material to your expected results for 2008, the adjustment appears to be material to your operating results for the interim periods of 2008. Please revise your MD&A to discuss the impact of this adjustment on your results of operations for the three-and six-month periods ended June 30, 2008. In addition, please confirm to us that if the recorded adjustment proves to be material to actual full-year 2008 results of operations that you will revise your 2007 and 2008 financial statements to record the errors in the correct interim/annual periods.

In response to the Staff’s comment, in the Company’s quantitative materiality analysis of the sales tax error correction to the 2008 interim periods, the Company acknowledges that it was near break-even and therefore also considered the gross amounts of revenues and expenses during the period, as represented in the following table (in millions):

Line Item	Q1 2008	Q2 2008	Six Months Ended June 30, 2008
Total Revenues	$60.4	$64.2	$124.6
Total Operating Expenses	$59.6	$59.6	$119.2
Net Income	$1.7	$3.8	$5.5
Understatement (Overstatement) of Net Income Due Sales Tax Error and Related Correction	$0.4	$(1.2)	$(0.8)
Related Misstatement as a Percentage of:
Total Revenues	0.6%	1.8%	0.6%
Total Operating Expenses	0.6%	2.0%	0.7%
Net Income	22.8%	30.8%	14.4%

As noted in the Company’s response to the Staff’s comment #2 above, the Company believes that net income alone is not the most appropriate basis under which to evaluate materiality, and total revenues and total operating expenses more accurately reflect the magnitude of the error correction in proportion to the income statement and the Company’s operations on the whole. The Company acknowledges that without the increase to net income during the second quarter of 2008 due to the $1.2 million sales tax error, the Company’s earnings would have been $0.5 million less than the analyst consensus expectations. However, management believes that the Company’s quarterly net income is not the primary area of focus for investors due to the net income volatility experienced from quarter to quarter based on the variable timing of the Company’s research and development activities.

For the aforementioned reasons, the Company does not believe that the amount of the sales tax error correction was material to the second quarter of 2008. However, the Company acknowledged that the absolute amount of the $1.2 million correction as compared to the $3.8 million of net income for the second quarter of 2008 could be perceived to be material and accordingly the Company disclosed the correction in the footnotes to the financial statements under APB 28.

The Company acknowledges the size of the correction as a percentage of net income for each quarter but notes that the percentage of the expected results for the year ending December 31, 2008 is only 2.6%.

This conclusion was also discussed with KPMG’s National Office who concurred.

With respect to the impact of the adjustment on the Company’s results of operations for the three and six months ended June 30, 2008, the Company did not include specific discussion of the sales tax adjustment in Management’s Discussion and Analysis (“MD&A”) in its Form 10-Q for the second quarter of 2008 due to the immateriality of the adjustment within the operational reporting format of the Company’s MD&A, whereby key fluctuations are presented by product, development program and significant business events. The Company presents noteworthy fluctuations in comparable period net income/loss in a table at the beginning of the “Results of Operations” in order to give a high-level analysis of the key fluctuations affecting net income. These changes are presented in the form of revenue by product and primary income statement line item. Although the sales tax adjustment was presented as a $1.2 million overstatement of net income for the three and six months ended June 30, 2008 in the footnotes to the consolidated financial statements, for purposes of MD&A, the adjustment was presented within the increased amounts provided in the related income statement line item (i.e., research and development expense and selling, general and administrative expense). The effects of the sales tax adjustment on the MD&A net income/loss fluctuations that were presented in the Form 10-Q for the second quarter of 2008 are included in the following tables (in thousands):

Net Income (Loss)

	As Reported	Effect of Adjustment	Adjusted
Net loss for the three months ended June 30, 2007	$(3.9)	$—	$(3.9)
Increased Naglazyme gross profit	12.0	—	12.0
Increased Kuvan gross profit	10.6	—	10.6
Increased Aldurazyme gross profit	12.0	—	12.0
Decreased collaborative agreement revenues	(1.0)	—	(1.0)
Absence of Orapred milestone revenue	(4.0)	—	(4.0)
Increased Orapred gross profit	0.8	—	0.8
Increased research and development expense	(4.6)	—	(4.6)
Increased selling, general and administrative	(7.9)	(1.2)	(9.1)
Increased losses from BioMarin/Genzyme LLC	(7.1)	—	(7.1)
Decreased interest income	(2.8)	—	(2.8)
Increased interest expense	(0.4)	—	(0.4)
Sales tax error correction	—	1.2	1.2
Other, net	0.1	—	0.1

Net income for three months ended June 30, 2008	$3.8	$—	$3.8

	As Reported	Effect of Adjustment	Adjusted
Net loss for the six months ended June 30, 2007	$(13.2)	$—	$(13.2)
Increased Naglazyme gross profit	19.9	—	19.9
Increased Kuvan gross profit	15.7	—	15.7
Increased Aldurazyme gross profit	25.1	—	25.1
Decreased collaborative agreement revenues	(2.7)	—	(2.7)
Absence of Orapred milestone revenue	(4.0)	—	(4.0)
Increased Orapred gross profit	0.7	—	0.7
Increased research and development expense	(4.0)	(0.3)	(4.3)
Increased selling, general and administrative	(15.3)	(0.5)	(15.8)
Increased losses from BioMarin/Genzyme LLC	(13.8)	—	(13.8)
Decreased interest income	(0.9)	—	(0.9)
Increased interest expense	(2.1)	—	(2.1)
Sales tax error correction	—	0.8	0.8
Other, net	0.1	—	0.1

Net income for six months ended June 30, 2008	$5.5	$—	$5.5

With respect to the specific discussion of the research and development and selling, general and administrative fluctuations within the “Results of Operations” section of MD&A, the Company believes that the most effective presentation format for such fluctuations is from a product and development program perspective. As such, portions of the sales tax correction are divided among the detailed line item fluctuations and accordingly the Company did not separately present the effect of the sales tax adjustment. When considering each product independently, the impact of the sales tax adjustment related to any one product is immaterial compared to the overall product expenses.

Based on the above context of the presentation and perspective of the Company’s MD&A and the relative materiality of the sales tax adjustment to the consolidated financial statements and MD&A on the whole, the Company does not believe that the effects of the sales tax adjustments on these line items was material for purposes of special mention within MD&A, and respectfully requests that the Staff agree that revision of the MD&A for the relevant periods is not necessary.

Lastly, the Company does confirm to the Staff that if the recorded adjustment proves to be material to the actual full-year 2008 results of operations that the Company will revise its 2007 and 2008 financial statements to record the errors in the correct interim/annual periods.

Note 4: Joint Venture

4.	You disclose that you restructured your Aldurazyme joint venture with Genzyme effective January 1, 2008. You indicate that the operational responsibilities for you and Genzyme did not significantly change as a result of the revised joint venture structure; you manufacture Aldurazyme while Genzyme markets and distributes it. In your January 3, 2008 press release announcing the joint venture restructuring you indicated that the payments under the revised structure are projected to result in both you and Genzyme receiving approximately the same profit as under the original joint venture structure. In this note you disclose that instead of sharing all costs and profits equally with Genzyme through the 50/50 joint venture, Genzyme records sales of Aldurazyme to third party customers and pays you a tiered royalty. In addition, you recognize product transfer revenue when product is shipped to Genzyme and ultimately deduct this amount from royalties earned when product is sold by Genzyme. Please address the following:

a.	Please explain to us the business purpose for restructuring your joint venture with Genzyme when the operational responsibilities of both parties appears to have remained substantially unchanged and when you expect to receive approximately the same profit as under the original joint venture structure. In addition, please explain to us whether and how the restructured arrangement with Genzyme impacts your liquidity. In this regard, please clarify whether the revised arrangement changes the timing and/or amount of cash flows related to inventory production and product sales.

Response

In response to the Staff’s comment, the joint venture with Genzyme was originally created to manage an early stage clinical pharmaceutical product candidate. As with all such products, it is extremely difficult to accurately predict the eventual market value of the products or if it will ever be approved for sale. As such, a 50/50 joint venture sharing both economics and authority was negotiated by the parties as an appropriate structure to adjust for this risk, and ensure agreement of both parties was required for all decisions. As the product has been marketed for over five years, the ongoing responsibilities and the expected revenue stream have become more predictable. Because of the 50/50 structure, each party shared 50% of the expense associated with the other’s inefficiencies and only received 50% of the benefit of improving its own efficiencies.

As was noted in the January 3, 2008 press release, the revised structure had two significant business purposes. First, since each party now has full control over its own operational responsibilities, without the need to obtain the approval of the other party, and the parties do not need to review and oversee the activities of the other, it reduces management time and effort and therefore improves overall efficiencies. Second, since each party will realize 100% of the benefit of their own increased operational efficiencies, it increases the incentives to identify and implement cost saving measures. Specifically, the Company will be able to realize the full benefit of any manufacturing cost reductions and Genzyme will be able to realize the full benefit of any sales and marketing efficiencies. Accordingly, BioMarin’s share of the profits from the Aldurazyme product will differ from the previous structure depending on its ability to manage the manufacturing costs of the product.

With respect to the effect of the restructured arrangement with Genzyme on the Company’s liquidity, instead of managing the working capital requirements of the product and partner distributions through the 50/50 joint venture, under the revised structure, each party is responsible for managing the liquidity necessary to manage their part of the product’s operations. With regard to inventory production and product sales, instead of each party initially funding half of the joint venture’s inventory production and each party subsequently receiving an equal distribution of cash after the ultimate profits on the sale of such inventory have been realized, under the restructured arrangement, the Company invests in the manufacturing of inventory directly and receives cash from Genzyme quarterly through the earning of royalties. In addition, subsequent to the restructuring, the Company maintains and is responsible for carrying on its balance sheet the full inventory balance at cost and Genzyme maintains and is responsible for carrying on its balance sheet all Aldurayzme accounts receivable. The Company will certainly analyze changes in its liquidity due to the restructuring of the joint venture and Aldurazyme product in the future and include appropriate disclosure in its MD&A.

b.	Please explain to us your revenue recognition methodology for your Aldurazyme revenues and reference the authoritative literature you rely upon to support your accounting.

Response

In response to the Staff’s comment, as noted in the Company’s Critical Accounting Policy discussion of the Aldurazyme revenue recognition in its Form 10-Q for the second quarter of 2008, one critical aspect is the revenue recognition considerations of the two revenue transactions for the Company that result from the restructuring of the arrangement. The first element, referred to as Product Transfer Revenue, is effectively a transfer price that the Company earns for each unit shipped to Genzyme, which is a function of an agreement term set forth in the Manufacturing, Marketing and Sales Agreement dated January 1, 2008 between the parties that requires Genzyme to pay a fixed amount per unit if the product is unsold by Genzyme in order to compensate the Company for its production costs. The specific amount and related terms are confidential pursuant to a confidential treatment order dated June 17, 2008.

A summary of the Company’s revenue recognition conclusions for Aldurazyme product transfer revenue in the context of the SAB 104 revenue recognition criteria and related guidance is included below.

SAB 104 Criterion	Product Transfer Revenue Recognition
1. Persuasive evidence of an arrangement exists	Evidence includes the terms set forth in the BioMarin-Genzyme Agreements[1], as well as Genzyme-issued purchase orders for Aldurazyme quantities.

2. Delivery has occurred or services have been rendered	Product delivery terms are specified in the Manufacturing, Marketing and Sales Agreement between the Company and Genzyme and are evidenced by shipping documents and product quality release certifications.

3. The seller’s price to the buyer is fixed or determinable	The Manufacturing, Marketing and Sales Agreement specifies a fixed price per unit for unsold Aldurazyme. As noted in item v below, there are no return rights by Genzyme.

4. Collectibility is reasonably assured	The Company concluded that collectibility is reasonably assured based on the financial viability of, and BioMarin’s prior experience with, Genzyme.

[1]

Manufacturing, Marketing and Sales Agreement dated as of January 1, 2008, by and among BioMarin Pharmaceutical Inc., Genzyme Corporation and BioMarin/Genzyme LLC. Amended and Restated Collaboration Agreement dated as of January 1, 2008, by and among BioMarin Pharmaceutical Inc., Genzyme Corporation and BioMarin/Genzyme LLC. Members Agreement dated as of January 1, 2008, These agreements were filed as exhibits 10.30, 10.31 and 10.32, respectively, to the Company’s Form 10K for the year ended December 31, 2007. (Portions of these agreements are confidential pursuant to a confidential treatment order dated June 17, 2008).

The Company believes that these specific terms and conditions satisfy all of the revenue recognition criteria in SAB 104 for the recognition of revenue and the Company has no further obligations with respect to this revenue transaction.

The second element of Aldurazyme revenue recognition is the royalty earned by the Company on net sales by Genzyme to third parties. A summary of the Company’s revenue recognition conclusions for Aldurazyme royalty revenue in the context of the SAB 104 revenue recognition criteria and related guidance is included below.

SAB 104 Criterion	Royalty Revenue Recognition

1. Persuasive evidence of an arrangement exists	Evidence includes the terms set forth in the BioMarin-Genzyme Agreements, as well as the quarterly royalty statements produced by Genzyme evidencing the royalty due to the Company each period.

2. Delivery has occurred or services have been rendered	Product delivery terms for shipments by Genzyme to third party customers are specified in Genzyme’s agreements and arrangements with its customers and are evidenced by Genzyme’s shipping documents. Further evidence for purposes of the Company’s royalty revenue recognition includes the royalty statement produced by Genzyme on a quarterly basis.

3. The seller’s price to the buyer is fixed or determinable	The amount of the royalty is determinable based on the net sales amount reported by Genzyme and the fixed royalty rates provided for in the Manufacturing, Marketing and Sales Agreement. The amount is ultimately fixed when the non-refundable royalty payment is made. With respect to the amount of net sales reported by Genzyme for purposes of calculating the royalty due to the Company, as noted in our Critical Accounting Policy discussion, “We rely on Genzyme’s revenue recognition policies and procedures with respect to net product revenue reporting and our recording of Aldurazyme royalty revenue. Our experience with the commercial aspects of Aldurazyme through BioMarin/Genzyme LLC and our relationship with Genzyme provide a reasonable basis to place such reliance on Genzyme and to make our own internal judgments and estimates regarding Aldurazyme revenue recognition. Genzyme’s historical judgments and estimates have been accurate and have not changed significantly over time.”

4. Collectibility is reasonably assured	The Company concluded that collectibility is reasonably assured based on the financial viability of, and BioMarin’s prior experience with, Genzyme.

These revenue recognition conclusions were discussed with KPMG’s National Office who concurred.

In your response please ensure you address the following issues:

i.	Please explain the physical flow of Aldurazyme goods from your manufacturing facility to the ultimate consumer. Based on disclosure in Note A to the joint venture’s financial statements filed as Exhibit 99.1 to your December 31, 2007 Form 10-K, you manufactured Aldurazyme, but either Genzyme or third-parties completed final packaging of the product. Please explain whether Genzyme still performs final packaging and how this impacts the transfer of title to the product. Please clarify whether Genzyme takes physical possession of Aldurazyme at any point in the process.

Response

The physical flow of Aldurazyme goods commences with the production of bulk product at our manufacturing plant in Novato, California. The bulk product is then shipped to one of the Company’s vial fill and packaging vendors, one of which is Genzyme in accordance with the an agreement for fill services executed between the Company and Genzyme together with the restructuring of the joint venture (“Fill Agreement”). Product that is filled and packaged by vendors other than Genzyme is delivered to Genzyme in its final form, at which time title transfers. Title transfer of product that is packaged by Genzyme occurs when the packaging services by Genzyme are completed. Once the product is in its final saleable form, the product is transferred by Genzyme to its distribution warehouses, which are the point from which the product is delivered to ultimate customers.

Pursuant to the terms of the Fill Agreement, Genzyme’s services are intended to be temporary and the Company does not expect to have Genzyme perform any fill or packaging services after 2009. However, in both of the above scenarios, the Company does not recognize revenue until the final quality release certifications are complete, which occurs after the physical delivery and completion of the product. The Company issues the quality release certifications for product filled and packaged by third party vendors, and Genzyme issues the quality release certifications for product filled by Genzyme. Genzyme takes physical possession of Aldurazyme to perform the fill and packaging when it is performing those services and appropriately at the time of the transfer from either BioMarin or third party fill and packaging vendors.

ii.	Although you now indicate that you recognize product transfer revenues when product is shipped to Genzyme, please explain to us whether and how you recognized revenue related to product shipments prior to the January 2008 restructuring.

Response

Prior to the 2008 restructuring of the joint venture, the Company produced Aldurazyme inventory on behalf of the joint venture and all inventory was owned by the joint venture. Therefore the Company did not recognize revenue related to product shipments prior to the restructuring of the joint venture. The Company reported its share of the profits and losses in the joint venture through the Equity in the Income (Loss) of BioMarin/Genzyme LLC on its consolidated income statement.

iii.	Although you now indicate that you recognize product transfer revenues when product is shipped to Genzyme, it appears from your MD&A disclosure on page 25 that you had no product transfer revenue in the second quarter of 2008 and $7.7 million for the first six months of 2008. Please explain why you had only $7.7 million in product transfer revenue for the first six months of 2008 when you had $9.5 million in the first quarter as reported on page 21 of your March 31, 2008 Form 10-Q.

Response

In response to the Staff comment, the difference between the $7.7 million of incremental product transfer revenue reported for the first six months of 2008 and the $9.5 million reported in the first quarter of 2008 is a result of the Company’s characterization of the product transfer revenue component of “Net Product Revenue” in each quarter. The difference does not result from any reversal of revenue in the second quarter of 2008, and as described and illustrated further below, the Company’s year to date Aldurazyme net product revenues increased from the first quarter to the second quarter.

Transfer revenue consists of the fixed price per unit that the Company earns upon delivery of product to Genzyme and issuance of the relevant quality release certifications as outlined in the Company’s above response to the Staff’s comment 4b. In the first quarter of 2008, BioMarin transferred inventory on-hand to Genzyme, resulting in the recognition of product transfer revenue of $14.0 million. A portion of that inventory was also sold by Genzyme during the first quarter of 2008, which resulted in a royalty due to the Company totaling $14.6 million. As the portion of the product transfer revenue related to the inventory that was ultimately sold to third parties was realized through the royalty on Genzyme sales and not through the fixed price per unit due from Genzyme for unsold product, the Company reclassified that portion of the product transfer revenue as royalty revenue for discussion purposes. The reduced amount of product transfer revenue is then characterized as “incremental product transfer revenue”.

During the second quarter of 2008, the Company delivered additional product to Genzyme and recorded product transfer revenue related to this product in the amount of $2.8 million, however the unit sales by Genzyme to third parties exceeded the product delivered to Genzyme by the Company. This resulted in no “incremental product transfer revenue” and a reclassification of $4.6 million of the previously recognized product transfer revenue to royalty revenue. This accounted for the $1.8 million difference between the $7.7 million and the $9.5 million. The following table illustrates the details of the Aldurazyme revenue components reported for the first quarter and second quarter of 2008 (in millions):

Transaction	Product Transfer Revenue	Royalty Revenue	Total Net Product Revenues
Delivery of product to Genzyme during the first quarter of 2008	$14.0	$—	$14.0
Royalty earned on Genzyme third party sales for the first quarter of 2008	(4.5)	14.6	10.1

Reported totals for the first quarter of 2008	$9.5	$14.6	$24.1

Delivery of product to Genzyme during the second quarter of 2008	$2.8	$—	$2.8
Royalty earned on Genzyme third party sales for the second quarter of 2008	(4.6)	15.2	10.6

Totals for the second quarter of 2008	$(1.8)	$15.2	$13.4

Reported totals for the six months ended June 30, 2008	$7.7	$29.8	$37.5

The reclassification of the product transfer revenue that is realized through the royalty illustrated above is the cause of the reduced amount of product transfer revenue for the six month period ended June 30, 2008. However, this reclassification has no impact on net product revenues as reported on our consolidated statement of operations. The Company discloses the “incremental product transfer revenue” and “royalty revenue” components in both the financial statement footnotes and MD&A in order to provide further transparency and clarity on the underlying transactions.

The Company noted in its Critical Accounting Policy discussion of its Aldurazyme revenue recognition that: “The amount of product transfer revenue will eventually be deducted from royalties earned when the product is sold by Genzyme. In periods where BioMarin shipments of Aldurazyme to Genzyme exceed quantities sold to third parties by Genzyme, we will report incremental product transfer revenue. In periods where Genzyme sales to third parties exceed quantities shipped by BioMarin to Genzyme, we will report net product revenue representing the royalty from Genzyme related to current period sales by Genzyme less the previously recognized product transfer revenue related to the net decrease in Aldurazyme quantities at Genzyme.”

The Company addressed the difference between product transfer revenue from the first quarter of 2008 to the second quarter of 2008 with the following statement in the “Net Product Revenue and Gross Profit” section of MD&A in its Form 10-Q for the second quarter of 2008: “In January 2008, we transferred existing finished goods on-hand to Genzyme under the restructured terms of the BioMarin/Genzyme LLC agreements, resulting in the recognition of significant incremental product transfer revenue during the first six months of 2008. During the second quarter of 2008, revenue recognized for royalty payments due from Genzyme was reduced by $1.9 million of previously recognized product transfer revenue.”

Although the year-to-date amounts of product transfer revenue may not equal the sum of each previous quarter’s reported product transfer revenue, each period will report the appropriate amount of “incremental product transfer revenue” or a reduction of royalty revenue for “previously recognized product transfer revenue”, as included in the “Net Product Revenue and Gross Profit” section of MD&A. The Company will be certain to continue to include an adequate amount of disclosure related to the Aldurazyme revenue elements in its future filings.

iv.	In your revenue recognition policy note on page 8 you indicate that the $7.7 million in product transfer revenue for the first six months of 2008 is unbilled. Please explain to us whether and when you bill this revenue. If you do not bill this revenue as you will ultimately receive royalty payments from Genzyme, please explain how this amount was determined and why it is appropriate to recognize this revenue prior to ultimate sale by Genzyme. Please explain whether Genzyme is obligated to pay you for product shipments if it ultimately is unable to sell the product.

Response

Product transfer revenue is not billed to Genzyme by the Company. The amount of product transfer revenue is determined based on the number of units delivered to Genzyme multiplied by the fixed price per unit that Genzyme is required to pay whether the product is sold or not. As noted in revenue recognition methodology summary above, the Company believes it is appropriate to recognize the product transfer revenue because all of the SAB 104 criteria have been satisfactorily met, particularly the fixed price and delivery terms. There are no return rights or price concessions for Genzyme related to the minimum price per vial, and Genzyme is required to pay the Company the fixed price per unit within 45 days after the calendar quarter in which the unit was determined to be unsold, which is not determinable until the product expires before a sale to a customer. Due to the unbilled nature of the amount, the Company disclosed the unbilled amount in Footnote 2(h) to the consolidated financial statements in its Form 10-Q for the second quarter of 2008. The Company also acknowledges that the duration of time between the transfer of product to Genzyme and the determination that the product will not be sold may exceed one year. In order to address whether the unbilled receivable from Genzyme for product transfer revenue should be discounted to its present value, the Company performs a quarterly analysis that compares the inventory on hand at Genzyme to expected demand. To date, no such discount has been required.

v.	Please explain whether, and if so, to what extent Genzyme and/or its customers may return product to you.

Response

Genzyme may return product back to the Company only to the extent that physical product defects are identified within a specified number of days after delivery of product to Genzyme. The specific number of days are confidential pursuant to a confidential treatment order dated June 17, 2008, however the timeframe for returns due to product defect is a reasonable but not excessive time to perform the appropriate quality assessments. Genzyme customers may not return product back to the Company.

vi.	Please explain when Genzyme is obligated to pay the Aldurazyme royalty to you and the payment terms.

Response

Genzyme is obligated to pay the Aldurazyme royalty to the Company on a quarterly basis within 45 days after the end of each calendar quarter.

c.	You indicate that in 2008 you classify your Aldurazyme revenues with your net product revenues of Naglazyme and Kuvan, products you appear to market using your own sales force and commercial organization. Please explain to us why you do not classify your Aldurazyme royalty revenues with your royalty and license revenues of your Orapred products or why you do not classify your Aldurazyme product transfer revenues with product revenues and your Aldurazyme royalty revenues with your other royalty revenues.

Response

The Company elected to present both the Aldurazyme product transfer revenue and the Aldurazyme royalty revenue from Genzyme together as “Net Product Revenues” on the consolidated statement of operations because the Company believes that combining the two revenue recognition elements together is more useful to readers of the financial statements and more representative of the operations and economics of the revised structure with Genzyme. The recognition of product transfer revenue is a function of the guaranteed minimum price per unit due from Genzyme for unsold Aldurazyme units. The minimum price per unit was intended to protect the Company from over-producing inventory at Genzyme’s request. The Company notes the importance of the two elements from a GAAP accounting standpoint and has accordingly attempted to include adequate discussion of the revenue elements, their presentation and the financial reporting scenarios that result from the timing of product shipments to Genzyme.

Further, the Company elected not to classify the Aldurazyme royalty as other royalty revenues due to the significant role the Company plays in the operations of the product, primarily including manufacturing and regulatory, as well as the rights and responsibilities to deliver the product to Genzyme that are exclusively maintained by the Company. The Company believes that its investors associate royalty revenue with passive activities such as the sublicensing of full product rights to a specific geographical region. The Company views its role with the Aldurazyme product different from other products and rights that the Company has divested to third parties, such as Orapred, which are included in “Royalty and License Revenues”.

Lastly, the Company acknowledged the circumstances above by changing the 2007 and prior presentation of “Net Product Sales” to “Net Product Revenues” as the Company acknowledges that the current presentation includes the royalties that are not traditional sales.

Additionally, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 506-6388.

Very Truly Yours,

/s/ Jeffrey H. Cooper
Jeffrey H. Cooper
Senior Vice President, Chief Financial Officer